10/31

06018559

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wavin N.V.

*CURRENT ADDRESS Stationsplein 3
8011 CW Zwolle
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 1 2006
THOMSON
FINANCIAL

FILE NO. 82- 35041

FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11/17/06

AR/S
12-31-05

Annual financial statements 2005

Wavin Group significantly improves sales and results

Zwolle, 8 March 2006 – The Wavin Group, Europe's leading supplier of plastic pipe systems and solutions, reports a significant growth of sales and operational results in 2005:

- Net sales increased 30% to EUR 1,331 million (11% excl. acquisitions)
- EBITDA before incidentals 163 million, up 51%
- Operational result improved 62% to EUR 114.9 million
- Net profit EUR 53 million (2004 : EUR 47 million)
- Operating cash flow EUR 147 million (2004: EUR 80 million)
- Further growth in operational results expected in 2006

Statement from Philip Houben, President and CEO

"The year in which Wavin celebrated its 50th anniversary certainly proved to be a watershed year. It was marked by the large acquisition of Hepworth, a completely new ownership structure and a substantial refinancing. We are proud to report that in spite of those time and energy consuming projects, the business continued to do well in 2005, building on the solid performance that was already visible in 2004. The improved results were fuelled by virtually all Wavin countries. We have been helped by a construction market in Western Europe that has picked up to a moderate pace of growth, and plastic pipe systems again outperformed general construction statistics due to further substitution of alternative materials. Wavin has also been able to reap the benefits of its good position in the higher growth markets of Central and Eastern Europe."

Wavin Group key figures (EUR million)*	**2005**	2004	% change
Net sales	**1,331**	1,020	30%
Ebitda (before incidentals)	**163**	108	51%
Ebitda margin	***12.3%***	*10.5%*	
Operational result	**115**	71	62%
Operating margin	***8.6%***	*7.0%*	
Net profit	**53**	47	13%
Operating cash flow	**147**	80	84%
Investments (tangible fixed assets and software)	**51**	42	21%
Employees (year end)	**6,813**	5,060	

** Wavin has adopted the International Financial Reporting Standards (IFRS) in 2005 and has restated its 2004 figures (previously reported under Dutch GAAP) accordingly. The differences are not material. The results of Hepworth Building Products, acquired in 2005, are fully consolidated as from Q2 2005.*

Results and margin development

The operational result improved from EUR 71 million to EUR 115 million and the operating margin to 8.6% (2004: 7.0%). This improvement in the quality of earnings was accomplished as a result of the company's ability to pass on raw material cost increases, to grow with higher value added products and to critically review its position in low margin segments. In spite of a material increase of interest costs following the acquisition of Hepworth and the refinancing of the company, net profit increased by 13% to EUR 53 million.

Developments per business unit:
Good progress was made in both Wavin's strategic business units:

- Civils & Infrastructure (below ground pipe systems and solutions for water supply, sewer, drainage, storm water management, energy and telecom) continued its positive growth. Wavin is Europe's market leader in this segment. In 2005 Wavin Civils & Infrastructure reported an organic growth of 11%. Including acquisitions sales increased to EUR 771 million. Macroeconomic recovery and state- and local governmental investments in infrastructure were important business drivers. Market growth in this segment in Central and Eastern Europe was significantly ahead of that in Western Europe although deferred EU infrastructural projects tempered the pace in some of these countries.
- Building & Installation (above ground pipe systems and solutions for tap water, surface heating and cooling, soil and waste applications and rainwater management) reported a healthy organic growth of 11%. Including acquisitions sales increased to EUR 477 million. Wavin's hot and cold water systems business almost doubled in size compared to 2004. The acquisition of Hepworth (UK), BorPlus (Poland), ThermoBoard (UK) and PR Teknik (Denmark) had a significant impact. New housing starts only grew moderately in Western Europe and remained at the 2004 level in Eastern Europe. The renovation segment is an increasingly important and growing area, in which Wavin is well positioned across Europe.

Outlook 2006
The level of overall construction activities in Europe is projected to grow only moderately in 2006. Wavin is especially watchful of developments in the UK and Germany. Reliable projections are difficult to make given these cautious market projections and the renewed pressure of raw material prices. Nevertheless, the underlying trend in the business is favourable and the company expects that - barring unforeseen events - it will again show improved operational results and a good cash flow. However, net profit in 2006 will be affected by the full year interest costs of the new financing arrangements.

Profile Wavin Group
The Wavin Group is Europe's leading supplier of plastic pipe systems and solutions. The company provides essentials: modern and flexible systems for drinking water, heating and cooling, rain- and storm water, drainage, energy and telecom. Wavin is headquartered in Zwolle (The Netherlands) and has a presence in 27 European countries. It has around 40 manufacturing sites throughout Europe and one in Foshan, China. The company employs approximately 6,800 people. Outside Europe, it has a global network of more than 120 agents, licensees and distributors. Wavin puts much emphasis on innovation. New products and solutions are developed both at Wavin Technology & Innovation (T&I) - the central research and development facility - and at the local Wavin companies. In 2005 new systems were launched for the rainwater and sewer market and for surface heating and cooling. More details about Wavin can be found at **www.wavin.com**

For further information:
Herbert van Zijl
Director Corporate Communication
Wavin Group
Tel.: +31 38 429 4209
E-mail: Herbert.van.Zijl@wavin.com
Mobile: +31 6 51461442

Herbert Smith

Securities and Exchange Commission
Office of International Corporate Finance
100 Fifth Street, N.W.
Washington, D,C, 20549
Mail box: 3628
USA

For the attention of Michael Coco

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7098 5336
D +44 (0)20 7466 2336
DX 28
E adam.wells@herbertsmith.com
www.herbertsmith.com

Our ref
7515/30867164
Your ref

Date
10 November 2006

Wavin N.V.

SUPPL

Further to your recent conversation with Adam Wells of our offices, please find enclosed a copy of the pro forma consolidated financial statements of Wavin Investments B.V. for the 2005 financial year for the purposes of completing our application.

Kind regards

Toby Sharpe

Enc:

RECEIVED

Auditors' Report

Introduction

We have audited the pro forma consolidated financial statements 2005 of Wavin Investments B.V., Zwolle (as defined under significant accounting policies on page F-27 and as set out on pages F-19 to F-65), and the consolidated financial statements 2004 of Beheermaatschappij Wavin B.V., Zwolle (as set out on pages F-19 to F-65). These (pro forma) consolidated financial statements consist of the consolidated balance sheets, consolidated income statements, consolidated cash flow statements and the notes thereto for the respective years. These (pro forma) consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these (pro forma) consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these (pro forma) consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these (pro forma) consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the pro forma consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to these (pro forma) consolidated financial statements

In our opinion the (pro forma) consolidated financial statements give a true and fair view of the pro forma consolidated financial position of Wavin Investments B.V. as at 31 December 2005 and of the consolidated financial position of Beheermaatschappij Wavin B.V. as at 31 December 2004 and of the pro forma consolidated results for the year ended 31 December 2005 and the consolidated results for the year ended 31 December 2004 respectively, both in accordance with the basis of preparation as set out in the Significant Accounting Policies on pages F-27 to F-36, which describe how the International Financial Reporting Standards as adopted by the EU have been applied to these pro forma consolidated financial statements 2005 of Wavin Investments B.V. and the consolidated financial statements 2004 of Beheermaatschappij Wavin B.V.

Amstelveen, 25 September 2006

KPMG ACCOUNTANTS N.V.

E.J.L. van Leeuwen RA

Consolidated Pro Forma Balance Sheet as at 31 December 2005 of Wavin Investments B.V.

Consolidated Balance Sheet as at 31 December 2004 of Beheermaatschappij Wavin B.V.

(€ in thousands)	Note	2004	2005
Assets			
Property, plant and equipment	11	277,102	383,887
Intangible assets	12	47,167	506,227
Investments in associates	13	37,388	49,014
Other investments	14	2,349	1,325
Deferred tax assets	15	12,242	3,934
Total non-current assets		**376,248**	**944,387**
Inventories	16	138,598	166,199
Other investments	14	124	189
Trade and other receivables	17	208,548	298,120
Income tax receivable	10	5,222	10,821
Assets classified as held for sale	1	-	5,205
Cash and cash equivalents	18	85,589	172,779
Total current assets		**438,081**	**653,313**
Total assets		**814,329**	**1,597,700**
Equity			
Issued capital		432	10,018
Share premium		22	-
Reserves		30,463	1,505
Retained earnings		(82,272)	(5,903)
Total equity attributable to equity holders of the parent	**19**	**(51,355)**	**5,620**
Minority interest		**3,517**	**4,658**
Group equity		**(47,838)**	**10,278**
Liabilities			
Interest-bearing loans and borrowings	20	440,808	962,579
Employee benefits	21	27,648	28,181
Deferred government grants	3, 22	437	354
Provisions	23	5,228	16,531
Deferred tax liabilities	15	16,573	136,219
Other non-current liabilities		955	3,505
Total non-current liabilities		**491,649**	**1,147,369**
Interest-bearing loans and borrowings	20	44,307	5,311
Bank overdrafts	20	82,914	114,156
Provisions	23	2,211	767
Income tax payable	10	6,080	16,915
Trade and other payables	24	235,006	299,722
Liabilities classified as held for sale	1	-	3,182
Total current liabilities		**370,518**	**440,053**
Total liabilities		**862,167**	**1,587,422**
Total equity and liabilities		**814,329**	**1,597,700**
Group equity	19	(47,838)	10,278
Subordinated loans and preference shares	20	284,405	267,876
Guaranteed capital		**236,567**	**278,154**

Consolidated Pro Forma Income Statement for the year ended 31 December 2005 of Wavin Investments B.V.

Consolidated Income Statement for the year ended 31 December 2004 of Beheermaatschappij Wavin B.V.

(€ in thousands)	Note	2004 Continuing operations	2004 Discontinued operations	2004 Total	2005 Continuing operations	2005 Discontinued operations	2005 Total
Revenue		1,017,522	2,811	1,020,333	1,302,781	27,889	1,330,670
Cost of sales		(756,360)	(2,087)	(758,447)	(953,145)	(23,275)	(976,420)
Gross profit		**261,162**	**724**	**261,886**	**349,636**	**4,614**	**354,250**
Other operating income	3	7,266	-	7,266	8,720	-	8,720
Selling and distribution expenses		(114,636)	(315)	(114,951)	(141,341)	(3,476)	(144,817)
Administrative expenses		(75,512)	(152)	(75,666)	(89,885)	(1,114)	(90,999)
Other operating expenses	4	(8,156)	(35)	(8,191)	(29,211)	310	(28,901)
Operating profit before non-operating result		**70,122**	**222**	**70,344**	**97,919**	**334**	**98,253**
Non-operating result	8	(1,114)	-	(1,114)	(11,389)	-	(11,389)
Operating profit before financing costs		**69,008**	**222**	**69,230**	**86,530**	**334**	**86,864**
Financial income		3,573	-	3,573	5,384	-	5,384
Financial expenses		(33,297)	11	(33,286)	(53,992)	(9)	(54,001)
Net financing costs	7	(29,724)	11	(29,713)	(48,608)	(9)	(48,617)
Share of profit of associates		4,960	-	4,960	7,255	-	7,255
Profit before tax		**44,244**	**233**	**44,477**	**45,177**	**325**	**45,502**
Income tax expense	9	(9,482)	(80)	(9,562)	(14,292)	(107)	(14,399)
Profit after tax but before gain on discontinued operation		**34,762**	**153**	**34,915**	**30,885**	**218**	**31,103**
Gain on sale of discontinued operation	1	-	512	512	-	(1,379)	(1,379)
Profit for the period		**34,762**	**665**	**35,427**	**30,885**	**(1,161)**	**29,724**
Attributable to:							
Equity holders of the parent		34,003	665	34,668	29,887	(1,161)	28,726
Minority interest		759	-	759	998	-	998
Profit for the period		**34,762**	**665**	**35,427**	**30,885**	**(1,161)**	**29,724**

Consolidated Pro Forma Cash Flow Statement for the year ended 31 December 2005 of Wavin Investments B.V.

Consolidated Cash Flow Statement for the year ended 31 December 2004 of Beheermaatschappij Wavin B.V.

(€ in thousands)	Note	2004	2005
Operating profit before non-operating result		**70,344**	**98,253**
Depreciation	11, 12	37,264	48,793
Amortisation assets acquired through business combinations	12	660	16,358
Change in trade working capital		(27,805)	(17,129)
Operating cash flow		**80,463**	**146,275**
Change in other working capital		5,641	4,274
Change in employee benefits	21	3,840	347
Change in provisions	23	(7,204)	7,169
Non-operating result and gain on sale of discontinuing operations		(602)	(12,768)
Dividends received from associates		4,114	7,217
Income tax expense	9	(9,562)	(14,399)
Free operating cash flow		**76,691**	**138,115**
Investments in property, plant, equipment and software		(42,379)	(50,561)
Disposals and value adjustments		(6,766)	(606)
Other changes in tangible and intangible fixed assets		(1,309)	(3,213)
Change in other financial fixed assets		2,102	1,024
Other changes in associates		(19)	(8,944)
Change in securities		15	(65)
Change in deferred tax	15	291	1,303
Change in deferred government grants		5	(83)
Change in other non-current liabilities		73	2,550
Acquired tangible and intangible fixed assets	11, 12	(281)	(462,018)
Goodwill on acquisitions	11, 12	(4,904)	(114,595)
Acquired working capital		(1,363)	(36,388)
Acquired employee benefits	1	-	186
Acquired provisions	23	126	2,690
Acquired deferred tax	2	(227)	126,651
Net cash used for investing activities		**(54,637)**	**(542,070)**
Shares issued		-	10,018
Net financing costs		(29,713)	(48,608)
Change in interest bearing loans and borrowings		26,477	521,771
Dividends paid to shareholders		-	-
Equity restatement due to change in shareholders		-	13,471
Minority results		(759)	(998)
Change in minority interest		857	1,141
Other changes in reserves for associates		227	35
Other changes in equity		6,714	2,069
Net cash from financing activities		**3,803**	**498,899**
Net cash flow		**25,857**	**94,944**
Cash and cash equivalents less short term bank debt at 31 December	**18**	**(41,632)**	**53,312**

Significant Accounting Policies

Wavin Investments B.V. (the "Company") is a company founded on August 8, 2005 and domiciled in The Netherlands. Wavin Investments B.V. is the holding company of Wavin Holding B.V., which is the company that acquired Beheermaatschappij Wavin B.V. Beheermaatschappij Wavin B.V. is since 1999 the holding company of Wavin B.V. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities covering the period September 2005 up to and including December 2005.

The pro forma financial statements:

- Regarding the financial year 2005, comprise the Wavin Group in 2005, including the Company, Wavin B.V. and all subsidiaries, Beheermaatschappij Wavin B.V. (the former ultimate holding company) and Wavin Holdings B.V., which was also established in the year 2005.
- Regarding the comparative figures, comprise the Wavin Group in 2004, including Wavin B.V. and all subsidiaries and Beheermaatschappij Wavin B.V.

The effects of the acquisition of the full group by the Company on 13 September 2005 have been included from that date on. These effects mainly relate to purchase price allocation including revaluations and to the Group refinancing at that date. Based hereon the pro forma financial statements are comparative with respect to the whole Group but its respective comparative balance sheets are the balance sheets of different parent companies with each a different financial structure.

The financial statements were authorised for issue by the directors on 19 September 2006.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the Standing Interpretations Committee of the IASB and endorsed by the EU. These are the Group's first consolidated financial statements prepared in accordance with IFRS. IFRS 1 has been applied before its effective date in the preparation of the Group's consolidated financial statements.

The Company financial statements have been prepared in accordance with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

(b) Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: land, derivative financial instruments and investments held for sale. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

Non-current assets and disposal groups held for sale are stated at the lower of the carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are regularly reviewed. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all Group companies.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The share of third parties in the result and equity of the consolidated Group companies has been deducted from the net profit after tax and equity of the individual Group companies.

(ii) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate. This negative value is accounted for as a provision for associates.

(iii) Jointly controlled entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportional share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

(iv) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised net gains after tax arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to euro at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign Group companies are translated to euro at foreign exchange rates prevailing at the balance sheet date. The differences due to the conversion at beginning and final rates as related to the equity of the foreign participations are processed directly in the reserves. The revenues and expenses of foreign group companies are translated to euro at established average exchange rates. The difference between the conversion of proceeds and costs at the established average exchange rates and the exchange rates prevailing at the end of the year is also processed directly in the reserves as a separate component of the equity.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal.

In respect of all foreign operations, any differences that have arisen before 1 January 2004, the date of the transition to IFRS, are presented as a separate component of equity.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resulting gain or loss depends on the nature of the item being hedged (refer accounting policy f). The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(f) Hedging

(i) Cash flow hedges

Derivative financial instruments that are designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability are recognised directly in equity. The ineffective portion is recognised immediately in profit or loss.

(g) Tangible fixed assets

(i) Owned assets

With the exception of land all items of tangible fixed assets are stated at cost, i.e. the acquisition cost or the full production costs, less cost reducing subsidies received from the government, accumulated depreciation (see below) and impairment losses (refer accounting policy o). Land is valued at fair value. This fair value refers to its replacement value and has been estimated on the basis of actual data of government bodies or recent valuation reports from experts.

Land that has been revaluated to fair value on or prior to 1 January 2004, the date of transition to IFRS, is measured at deemed cost, being the revaluated amount at the date of that revaluation.

Property that is being constructed or developed for future use as investment property is classified under tangible fixed assets in progress and stated at cost until construction or development is complete, at which time it is reclassified as investment property. The assets which have been ordered but for which no invoices have been received yet, have not been included in the tangible fixed assets in progress. These orders have been accounted for as "liabilities not apparent from the balance sheet". Where an item of tangible fixed assets comprises major components that have different useful lives, they are accounted for as separate items of tangible fixed assets.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses. Lease payments under operational lease contracts are accounted for as costs in the income statement.

(iii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditure, is capitalised. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. The rates for depreciation at cost are:

Surfacing	10%
Buildings	2.5%
Installations	5 - 10%
Production machinery	5 - 15%
Heads, cones, moulds	10 - 12.5%
Transport	20%
Computer hardware	33.33%
Computer hardware as part of a large information technology project	20%
Office equipment/furniture	10%

Investments during the year are written off proportionally.

The residual value, if not insignificant, is reassessed annually.

(h) Intangible assets

***(i)* Goodwill**

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired, calculated according to the Wavin (IFRS) accounting principles. Cost directly related to an acquisition such as legal advice, fiscal advice, due diligence, etc. are added to the acquisition price and is therefore increasing the goodwill paid for the acquired company or assets. Internal generated goodwill is not recognised as an asset.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed costs, which represents the amount recorded under previous applied Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the IFRS opening balance sheet at 1 January 2004. Existing goodwill at the transition date will be carried forward at its book value.

Goodwill is stated at cost less accumulated impairment charges. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill (badwill) is recognised immediately in the income statement.

***(ii)* Research and development**

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy o).

***(iii)* Other intangible assets**

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy o). Expenditure on internally generated goodwill, patents, brands, etc. is recognised in the income statement as an expense as incurred.

Following IFRS 3 requirements, intangible assets acquired through acquisitions are valued at fair value and consequently amortised over their useful lives or annually impaired if the assets have an infinite live. Deferred taxes are recognised on these assets. Main asset categories are brand names, order portfolio and customer relations. Customer contracts and order portfolios acquired are amortised over their individual lifetime. Brand names are an indissolubly part of the Company on a going concern principle. The Company is continuously investing in its brand names to maintain its competitive edge and therefore the value of the brand names. Due to this infinite character the brand names are not amortised but tested for impairment annually.

(iv) **Subsequent expenditure**

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v) **Amortisation**

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date they are available for use. The rates for depreciation at cost are:

Goodwill	0%
Brand names	0%
Know how/licensees	20%
Capitalised development costs	20%
Software	33.33%
Software (large information technology projects)	20%

(i) Other non current investments

The other non current investments mainly comprise long-term credit facilities extended to customers and associates, other investments and guarantees deposited, after providing doubtful debts.

(j) Deferred tax assets

Long term tax receivables or liabilities resulting from temporary differences between commercial and fiscal valuations are capitalised as deferred tax assets as long as they are expected to result in a future cash inflow. If a Group company is not expecting to pay profit taxes for the coming years due to negative results, the deferred tax asset is not recognised. Tax losses carried forward for compensation with future profits that may reasonably be expected to materialise in the foreseeable future are also included under deferred tax receivables.

(k) Other current investments

Investments in debt and equity securities

Investments in debt and equity securities held by the Group are classified as being held for trading and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

The fair value of investments held as available-for-sale is their quoted mid price on the relevant stock exchange at the balance sheet date.

Investments held as available-for-sale are recognised/derecognised by the Group on the date it commits to purchase/sell the investments. Investments held-to-maturity are recognised/derecognised by the Group on the date it commits to purchase/sell the investments.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of the business, less the estimated selling costs.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and in bringing them in their existing location and condition. Costs include for own manufactured inventories and work in progress an appropriate share of overheads based on normal operating capacity.

(m) Other receivables

Trade receivables, receivables from associates, prepaid expenses and accrued income are stated at their amortised cost less impairment losses related to provisions for doubtful debts.

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash on bank transfer accounts and call deposits. All amounts are readily available.

(o) Impairment

The carrying amounts of the Group's assets other than other current investments (see accounting policy k), inventories (see accounting policy l) and deferred tax assets (see accounting policy j) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS and all following balance sheet dates.

(i) Calculation of recoverable amount

The recoverable amount of other non current investments is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of the net selling price and value in use. In assessing the value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a long term receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p) Equity

(i) Retained earnings/Appropriation of profit

The net profit for the year under review is credited to the retained earnings. Dividends are discretionary at the option of the shareholders. Dividends are recognised as a liability in the period in which they are declared.

The Group can only declare dividends in so far as the equity exceeds the amount of the paid-up capital increased by the reserves that must be legally maintained.

(q) Interest bearing loans and borrowings

Interest-bearing loans and borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis. Preference shares are recognised at nominal value.

(r) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine the present value after which the fair value of the plan assets is deducted. The discount rate is the yield at balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the obligations. The calculations are made by qualified actuarians using the projected unit credit method.

When the benefits of a plan are improved the portion of the increased benefit relating to the past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of the transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating the Group's obligation in respect of a plan, cumulative unrecognised actuarial gains or losses are recognised in the income statement over the expected average remaining working lives of the employees participating in the plan for the extend that they exceeds ten % of the greater of the present value of the defined benefit obligation and the fair value of plan assets. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service cost and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(iii) Other long term employee benefits

This relates to long term legal or constructive obligations as incorporated in (collective) labour agreements, company regulations, etc (such as jubilee/long term service allowances, medical allowance, sickness allowance disability allowances, long term incentives, etc.). These obligations are provided for on an actuarial basis. The method is equal to the actuarial calculation for defined benefit systems with the exception that actuarial results are charged as costs without using a corridor and all past service costs are recognised immediately without any transitional option.

(s) Equalisation of deferred government grants

Equalisation of investment premiums relates to the balance of premiums received for investments in property, plant and equipment and depreciation thereof which in principle are credited to the profit and loss account in parallel relation to the depreciation period of the assets concerned.

(t) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability.

(ii) **Warranties**

The warranties provision is recognised when the underlying products or services are sold. The provision is based on actual claims received and on historical data regarding warranty costs, which were not provided for on an individual claims basis. The product liability insurance cover is taken into account when determining the provision. Claims honoured are charged against the provision.

(iii) **Restructuring**

A provision for restructuring is recognised when a formal restructuring plan is approved and the restructuring has either commenced or has been communicated.

(iv) **Others**

The other provisions mainly consist of provisions for the obligation to take back returnable packaging and for environmental commitments. A provision for site restoration is recognised when there is a legal or constructive obligation to reduce or solve pollution of land, air, water etc. All environmental provisions are based on expert reports.

(u) Deferred Tax liabilities

Long term tax liabilities resulting from temporary differences between commercial and fiscal valuations per fiscal entity are capitalised as deferred tax liability as long as they are expected to result in a cash outflow. If a Group company is not expecting to pay profit taxes for the coming years due to negative results the deferred tax liability is not recognised.

Tax losses carried forward for compensation of losses with future profits that may reasonably be expected to materialise in the foreseeable future are presented as deferred tax assets (see accounting policy j).

(v) Trade and other payables

Trade and other payables are stated at amortised cost.

(w) Revenue

Revenue is derived from the products and services sold and delivered during the year, after deduction of sales tax and similar levies. Revenue from the sales of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date.

(x) Cost of sales

The cost of sales includes the price of raw materials and components, conversion costs and the cost of storage. Costs include for own manufactured inventories and work in progress an appropriate share of overheads based on normal operating capacity

(y) Expenses

Operating expenses (sales, distribution and administrative) are directly charged to the results.

Payments made under operational lease contracts are recognised in the income statement on a straight-line basis over the term of the lease.

(z) Net financing costs

Net financing costs comprise interest payable on borrowings and financial lease contracts calculated using the effective interest rate method, interest received on invested funds or loans granted, fees related to the arrangement of new borrowings, foreign exchange gains and losses on borrowings, gains and losses on hedging instruments that are recognised in the income statement and dividend income of investments in equity securities, which are valued at historical purchase price.

Exchange gains and losses related to trading transactions are recognised as operating expenses.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income of investments in equity securities, which are valued at historical purchase price, is charged to the financing costs on the date that the dividend is declared.

(aa) Income tax expense

Income tax is accounted for in accordance with the tax regulations in the country of domicile concerned.

Income tax on the result for the year comprises current and deferred tax. Profit tax is recognised in the income statement unless it relates to items recognised directly to equity, in which case it is recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates valid at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates valid at the balance sheet date. No provision for deferred tax liabilities is made when it is not probable that profit taxes will be paid due to available losses carried forward.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Almost all the subsidiaries in the Netherlands form a fiscal unity with Wavin Investments B.V. Wavin Investments B.V. is severally liable for the tax debt of the fiscal unity.

(ab) Discontinuing operations

A discontinuing operation is a clearly distinguishable component of the Group business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

Notes to the audited pro forma consolidated financial statements

1. Non-current assets held for sale and discontinued operation

Discontinued operation

During 2005 the Company disposed of the concrete division of Hepworth Building Products Ltd. This division was acquired per 1 April 2005 as part of the acquisition of Hepworth Building Products from the Vaillant Group. This division was classified as held for sale per the acquisition date. The sale to F.P. McCann Ltd. was completed in December 2005 and resulted in a loss on disposal on assets held for sale of €1.4 million. In the year 2005 the activity contributed €15.8 million to the consolidated net turnover and a loss of €1.4 million to the net profit for the year.

In July, Wavin France sold the assets of the land drainage activity in Pressigny, France. This resulted in a loss on disposal of €0.2 million. Furthermore, the assets related to the irrigation activities of Kulker SAS in France were classified as held for sale following the announcement that this activity will be divested. In the year 2005 the activity contributed €12.2 million to the consolidated net turnover and €0.2 million to the net profit for the year.

There were no other discontinued operations during 2005.

Effect of the disposal on individual assets and liabilities of the Group

	2005 € x 1,000
Property, plant and equipment	3,832
Inventories	4,671
Employee benefits	(50)
Other provisions	(133)
Trade and other payables	(63)
Net identifiable assets and liabilities	**8,257**
Consideration received, satisfied in cash	**6,707**

Assets classified as held for sale

Disposal group held for sale (Manufacturing facility):	2005
	€ x 1,000
Property, plant and equipment	345
Inventory	1,256
Trade and other receivables	3,604
Total assets held for sale	**5,205**

Liabilities classified as held for sale

Disposal group held for sale (Manufacturing facility):	2005
	€ x 1,000
Provisions	235
Trade and other payables	2,947
Total liabilities held for sale	**3,182**

2. Acquisitions of subsidiaries

Acquisitions

On 6 January 2005 75% of the shares of ThermoBoard in Great Britain were acquired. The other 25% were already held by Wavin. The purchase price on a debt free basis was partly satisfied in cash and will partly be paid in the coming three years if certain objectives, which are agreed in an earn out arrangement, will be realised. The Company manufactures plastic pipe systems for underfloor heating applications. The acquisition was accounted for using the purchase method of consolidation. In 2005 the subsidiary contributed €0.4 million to the consolidated net profit for the year.

On 1 April 2005 Wavin acquired all the shares of Hepworth Building Products. The payment was made in cash. The Company manufactures and distributes plastic, clay and concrete drainage and water distribution pipe systems. The acquisition was accounted for using the purchase method of consolidation. In the year 2005 the subsidiary contributed €14.8 million to the consolidated net profit for the year. If the acquisition had occurred on 1 January 2005, the contribution to the Group net profit would have been €17.2 million. In June 2005 all the assets of Borplus in Poland were acquired. The payment was satisfied in cash. The Company manufactures and markets plastic pipe systems for hot and cold water applications. The acquisition was accounted for using the purchase method of consolidation. In 2005 the subsidiary contributed €0.2 million to the consolidated net profit for the year. If the acquisition had occurred on January 1 2005, the contribution to the Group net profit would have been €0.4 million.

On 29 August 2005 all the shares of PR Teknik in Denmark were acquired. The purchase price was partly satisfied in cash and the remaining part will be paid in the coming three years if certain objectives, which are agreed in an earn-out arrangement, will be realised. The Company manufactures and markets plastic pipe systems for hot and cold water applications. The acquisition was accounted for using the purchase method of consolidation. In 2005 the subsidiary contributed a €0.3 million to the consolidated net profit for the year. If the acquisition had occurred on 1 January 2005, the contribution to the Group net profit would have been €0.6 million.

Wavin Holding B.V. acquired on 13 September 2005 all the shares of Beheermaatschappij Wavin B.V.. The purchase for the ordinary shares and the preference shares was paid in cash. The acquisition was accounted for using the purchase method of consolidation. The total purchase consideration for the above mentioned acquisitions was €661.5 million.

Effect of acquisitions

The above mentioned acquisitions had the following effect on the Group's assets and liabilities:

		2005		
Acquiree's net assets at the acquisition date	Note	Carrying amounts	Fair value adjustments	Recognised values
			€ x 1,000	
Property, plant and equipment		352,108	38,508	390,616
Intangible assets		51,752	359,739	411,491
Financial assets		53,100	8,800	61,900
Inventories		178,920	(879)	178,041
Trade and other receivables		288,735	1,089	289,824
Cash and cash equivalents		22,732	-	22,732
Interest bearing loans and borrowings		(245,894)	-	(245,894)
Employee benefits		(236)	-	(236)
Provisions		(54,495)	(1,195)	(55,690)
Deferred tax liabilities		(5,992)	(120,659)	(126,651)
Trade and other payables		(257,574)	(662)	(258,236)
Credit institutions		(121,006)	-	(121,006)
Net identifiable assets and liabilities		**262,151**	**284,740**	**546,891**
Goodwill on acquisition		399,335	(284,740)	114,595
Consideration paid, satisfied in cash		**661,486**	-	**661,486**

The consideration paid includes approximately €4.0 million acquisitions costs.

The assets acquired were restated at Group accounting principles at the date of acquisition. All acquired assets and liabilities were evaluated during the due diligence process.

Value adjustments according to IFRS 3

IFRS 3 requires recognising acquired identifiable assets, liabilities and contingent liabilities at fair value. The main fair value adjustments following the appliance of IFRS 3 were:

Property, plant and equipment

Revaluation of property, plant and equipment amounting to €38.5 million was for €13.2 million related to valuation at current market values of land and buildings owned by Hepworth Building Products Ltd in the UK and the Netherlands. A valuation by an expert was carried out per 31 December 2002. Furthermore it was considered that property values in the UK have changed little in the last three years. All the increase in value is attributable to land as buildings historically have been shown to have had little value on sale. Following the acquisition of Beheermaatschappij Wavin B.V. the buildings of the Wavin Group were revaluated with €25.3 million to their current market value. The market value has been estimated on the basis of actual data of government bodies, valuation reports from experts or reference to recent transactions. Land of the Wavin Group was not revaluated as the company already values land at replacement value.

Production equipment is valued by applying Wavin Group asset lives to original cost. This reflects the value of similar assets in the Wavin Group, which is assumed to be the best reflection of the market value of production equipment. This approach has been applied as the market in good quality second hand equipment is very limited, particularly where a performance guarantee is required. Also, much of the equipment is customised making second hand comparisons impossible. Furthermore, replacement value of equipment does not reflect fair value of existing equipment due to significant changes and improvements incorporated in modern machines. Clay manufacturing equipment has been taken at existing net book value as there is no second hand market for such equipment and no existing Wavin asset lives to compare with.

Intangible assets

Revaluation of intangible assets amounting to €359.7 million comprises the valuation of customer lists, order backlog, customer contracts and brand names.

For customer lists no value is recognised as the customers and the individual contacts comprising the different customer lists acquired were already well known within the industry.

Order backlogs on acquisition were recognised for a total value of €16.9 million. This represents the margin in the order backlogs acquired from Beheermaatschappij Wavin, Hepworth Building Products and some smaller acquisitions.

Virtually all business of acquired companies and also from the Wavin Group in total is done on the basis of periodic terms negotiations against which orders can be placed by the customers. There is in general nothing legally binding the customers to place orders with the acquired companies or the Wavin Group although there may be incentives based on annual volumes. The limited numbers of (exclusive) distribution contracts which are mainly related to export activities and which contain legally enforceable order placements are valued for an amount of €15.5 million.

The main asset of the acquired companies is their brand name. This was especially related to the Wavin, Hep2O and Hepworth names. In order to value the names of Hepworth and Hep2O common brand valuation techniques have been applied. The valuation of the Wavin brand was based on royalty market references amounting to 2% of the turnover for which the brand name reflects an added value. The total value of the brand names was €326.1 million.

Financial assets

Fair value adjustments of €8.8 million are related to the minority participations in Iplex Australia and New Zealand and Georg Fischer Wavin in Switzerland. Illiquidity of the participation is taken into account when valuing these investments.

Deferred tax

The effect of the above mentioned fair value adjustments resulted in recognising a deferred tax liability of €120.7 million.

Goodwill

Goodwill on acquisition is related to the management capabilities, organisation strength and customer relations of the above mentioned acquired companies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

3. Other operating income

€ x 1,000	2004	2005
Gain on disposal of intangible fixed assets	89	6
Gain on disposal of property, plant and equipment	408	344
Foreign exchange differences	2,803	3,649
Government grants received	421	251
Other	3,544	4,471
Total	**7,266**	**8,720**

4. Other operating expenses

€ x 1,000	Note	2004	2005
Loss on disposal of intangible fixed assets		(48)	(0)
Loss on disposal of property, plant and equipment		(172)	(539)
Amortisation assets acquired through business combinations	12	(660)	(16,358)
Losses on foreign exchange		(2,686)	(2,764)
Taxes, other than profit tax		(3,374)	(4,082)
Other		(1,251)	(5,158)
Total		**(8,191)**	**(28,901)**

5. Personnel expenses

€ x 1,000	2004	2005
Salaries and wages	(165,238)	(221,351)
Social security	(30,952)	(36,760)
Contributions to defined contribution plans	(8,814)	(8,487)
Increase in liability for defined benefit plans	(3,292)	(6,315)
Other personnel expenses	(8,881)	(10,374)
Total	**(217,177)**	**(283,288)**

6. Personnel employed

The total average full time equivalent of employees	2004	2005
Of which direct employees	2,418	3,490
Of which indirect employees	2,821	3,508
Total average full time equivalents	**5,239**	**6,998**

Increase in personnel is mainly related to the before mentioned acquired companies.

7. Net financing costs

€ x 1,000	2004	2005
Interest income	3,124	4,924
Currency differences on loans	432	397
Net gain on disposal of other investments	17	64
Financial income	**3,573**	**5,384**
Interest expense	(27,150)	(47,174)
Interest expense preference shares	(6,114)	(6,827)
Net loss on disposal of other investments	(22)	(0)
Financial expense	**(33,286)**	**(54,001)**
Total	**(29,713)**	**(48,617)**

Included in the net financing costs is the amortisation of the transaction costs related to the group refinancing in September 2005. The transaction costs are mainly related to arrangement and underwriting fees, legal fees, consultancy fees (tax, audit etc.) and syndication costs.

8. Non operating result

€ x 1,000	2004	2005
Restructuring costs	(1,114)	(9,377)
Others	-	(2,012)
Total	**(1,114)**	**(11,389)**

Restructuring costs in 2005 are related to the integration of the Group's activities in the United Kingdom following the acquisition of Hepworth Building Products Ltd. Included in other costs are shareholder costs related to the change in share holders of the Group in September 2005.

9. Income tax expense

Recognised in the income statement

€ x 1,000	Note	2004	2005
Current tax expense			
Current year		(8,649)	(13,813)
Permanent differences		(1,225)	(68)
Adjustments for prior years		236	(692)
		(9,638)	**(14,573)**
Deferred tax expense			
Origination and reversal of temporary differences		1,178	(666)
Reduction in tax rates		18	(68)
Benefit of tax losses recognised		(1,121)	907
	15	**76**	**174**
Total income tax expense in income statement		**(9,562)**	**(14,399)**

Reconciliation of effective tax rate

	2004		2005	
	%	Amount	%	Amount
Profit before tax		46,145		43,695
Income tax using the average group corporation tax rate	34.5%	(15,920)	31.5%	(13,764)
Effect of taxes in foreign jurisdictions (rates decreased)	(6.1)%	2,835	(10.7)%	4,697
Non-deductible expenses	8.9%	(4,090)	5.3%	(2,315)
Tax exempt revenues	(9.6)%	4,410	(0.7)%	285
Tax incentives not recognised in the income statement	-	-	-	-
Utilisation of not capitalised tax losses	(5.2)%	2,390	(0.3)%	144
Adjustments for prior years	(1.8)%	813	3.7%	(1,612)
Tax rate adjustments	-	-	0.0%	(6)
Not capitalised losses year under review	-	-	4.2%	(1,829)
Total effective tax rate	**20.7%**	**(9,562)**	**33.0%**	**(14,399)**

Deferred tax recognised directly in equity

	2004	2005
Relating to revaluation of property, plant and equipment	(360)	85
Total	**(360)**	**85**

10. Income tax receivables and payables

Income tax receivable and payable positions are not eliminated at group level but represent the individual positions of the legal entities or fiscal unities. The current tax asset of €10.8 million (2004: €5.2 million) represents the amount of income taxes recoverable in respect to current and prior periods that exceed payments. Income tax payable of €16.9 million (2004: €6.1 million) is the amount of income taxes payable in respect of current and prior period's fiscal profits.

11. Property, plant & equipment

€ x 1,000	Land and buildings	Machinery and equipment	Other fixed assets	Under construction	Total
Cost					
Balance at 1 January 2004	**190,840**	**498,881**	**65,574**	**16,064**	**771,359**
Acquisitions through business combinations	-	509	570	-	1,079
Investments	7,621	28,353	6,403	(2,561)	39,816
Transfer to assets classified as held for sale	-	-	-	-	-
Revaluation to actual value	-	-	-	-	-
Disposals	(642)	(7,645)	(4,364)	-	(12,651)
Effect of movements in foreign exchange	3,938	6,358	764	-	11,060
Balance at 31 December 2004	**201,757**	**526,456**	**68,947**	**13,503**	**810,663**
Balance at 1 January 2005	**201,757**	**526,456**	**68,947**	**13,503**	**810,663**
Acquisitions through business combinations	70,521	197,407	4,540	-	272,468
Investments	6,297	31,382	6,598	4,206	48,483
Transfer to assets classified as held for sale	(425)	(259)	(232)	-	(916)
Revaluation to actual value	-	-	-	-	-
Disposals	(2,219)	(12,613)	(4,544)	-	(19,376)
Effect of movements in foreign exchange	1,205	5,005	581	-	6,791
Balance at 31 December 2005	**227,136**	**747,378**	**75,890**	**17,709**	**1,118,113**
Depreciation and impairment losses					
Balance at 1 January 2004	**(85,243)**	**(367,166)**	**(53,898)**	-	**(506,307)**
Acquisitions through business combinations	-	(344)	(298)	-	(642)
Depreciation charge for the year	(4,506)	(23,255)	(5,196)	-	(32,957)
Transfer to assets classified as held for sale	-	-	-	-	-
Impairment losses	-	-	-	-	-
Reversal of impairment losses	-	-	-	-	-
Disposals	276	7,422	3,768	-	11,466
Effect of movements in foreign exchange	(625)	(3,714)	(782)	-	(5,121)
Balance at 31 December 2004	**(90,098)**	**(387,057)**	**(56,406)**	-	**(533,561)**
Balance at 1 January 2005	**(90,098)**	**(387,057)**	**(56,406)**	-	**(533,561)**
Acquisitions through business combinations	(13,863)	(153,075)	(4,003)	-	(170,941)
Depreciation charge for the year	(5,694)	(31,466)	(5,314)	-	(42,474)
Transfer to assets classified as held for sale	206	194	171	-	571
Impairment losses	-	(1,180)	(15)	-	(1,195)
Reversal of impairment losses	-	-	-	-	-
Disposals	1,516	11,730	4,190	-	17,436
Effect of movements in foreign exchange	(474)	(3,187)	(401)	-	(4,062)
Balance at 31 December 2005	**(108,407)**	**(564,041)**	**(61,778)**	-	**(734,226)**
Carry amounts					
At 1 January 2004	105,597	131,715	11,676	16,064	265,052
At 31 December 2004	111,659	139,399	12,541	13,503	277,102
At 1 January 2005	111,659	139,399	12,541	13,503	277,102
At 31 December 2005	168,729	183,337	14,112	17,709	383,887

Depreciation charge

The depreciation charge and impairment losses are recognised in the following line items in the income statement:

€ x 1,000	2004	2005
Cost of sales	(24,900)	(32,542)
Administrative expenses	(8,057)	(11,127)
Total	**(32,957)**	**(43,669)**

Land

In line with the Group accounting policy, land is revaluated every three years to its fair value. Disposal of a site in The Netherlands resulted in a revaluation reversal of €0.4 million. On 31 December 2005 the accumulated revaluation of land amounted to €29.4 million (2004 €29.8 million). The next revaluation will take place in 2007.

Impairment loss and subsequent reversal

Following the low profitability of two production lines located in the UK and The Netherlands, a total impairment charge was incurred of €1.2 million.

Acquisition through business combinations

Acquisition through business combinations reflects mainly the assets related to the acquisition of Hepworth Building Products Ltd and the Wavin Group at the respective acquisition date.

Leased plant and machinery

The Group leases production equipment under a number of finance and operational lease agreements. At the end of each of the financial leases the Group has the option to purchase the assets at a beneficial price. At 31 December 2005 the net carrying amount of financial leased assets was €0.3 million (2004: €0.6 million). The total amount committed under operational lease contracts is approximately €16.9 million (2004: €15.0 million) for the remaining term. The amount due annually averages €7.9 million (2004: €8.0 million).

Security

At 31 December 2005 properties with a carrying amount of €187.6 million are pledged to secure a syndicated bank facility (refer to note 20). Within this syndicated loan facility, the Group is committed not to encumber or alienate its tangible fixed assets unless approval is obtained from the lenders.

Fixed assets under construction

Assets under construction of €17.9 million are mainly related to investments in production equipment and installations of the operating companies in Poland, the UK, The Netherlands and France.

12. Intangible assets

€ x 1,000	Goodwill	Brand names	Other assets business combinations	Development	Software	Other intangible assets	Total
Cost							
Balance at 1 January 2004	**30,916**	-	-	**3,636**	**24,005**	**4,331**	**62,888**
Acquisitions through business combinations	4,866	-	-	-	34	(284)	4,616
Investments	(536)	-	-	910	2,563	935	3,872
Transfer to non-current assets held for sale	-	-	-	-	-	-	-
Disposals	-	-	-	-	(204)	(5)	(209)
Effect of movements in foreign exchange	1,358	-	-	-	873	62	2,293
	36,604	-	-	**4,546**	**27,271**	**5,039**	**73,460**
Balance at 1 January 2005	**36,604**	-	-	**4,546**	**27,271**	**5,039**	**73,460**
Acquisitions through business combinations	114,595	326,148	33,422	317	-	880	475,362
Investments	54	-	-	2,007	2,078	1,152	5,291
Transfer to non-current assets held for sale	-	-	-	-	-	-	-
Disposals	-	-	-	(14)	(479)	(108)	(601)
Effect of movements in foreign exchange	(2,319)	2,540	265	(1)	228	(662)	51
Balance at 31 December 2005	**148,935**	**328,688**	**33,687**	**6,855**	**29,098**	**6,301**	**553,564**
Amortisation and impairment losses							
Balance at 1 January 2004	**(1,017)**	-	-	**(62)**	**(16,724)**	**(3,585)**	**(21,388)**
Acquisitions through business combinations	38	-	-	-	(9)	103	132
Amortisation charge for the year	(660)	-	-	(998)	(3,042)	(252)	(4,952)
Transfer to non-current assets held for sale	-	-	-	-	-	-	-
Impairment losses	-	-	-	-	(13)	-	(13)
Reversal of impairment losses	-	-	-	-	-	-	-
Disposals	-	-	-	-	504	5	509
Effect of movements in foreign exchange	(40)	-	-	-	(397)	(144)	(581)
Balance at 31 December 2004	**(1,679)**			**(1,060)**	**(19,681)**	**(3,873)**	**(26,293)**

€ x 1,000	Goodwill	Brand names	Other assets business combinations	Development	Software	Other intangible assets	Total
Balance at 1 January 2005	**(1,679)**	-	-	**(1,060)**	**(19,681)**	**(3,873)**	**(26,293)**
Acquisitions through business combinations	-	-	-	(240)	-	(36)	(276)
Amortisation charge for the year	-	-	(16,358)	(985)	(3,645)	(492)	(21,480)
Transfer to non-current assets held for sale	-	-	-	-	-	-	-
Impairment losses	-	-	-	-	-	-	-
Reversal of impairment losses	-	-	-	-	-	-	-
Disposals	-	-	-	14	478	13	505
Effect of movements in foreign exchange	(36)	-	7	-	(151)	386	207
Balance 31 December 2005	**(1,715)**	-	**(16,351)**	**(2,270)**	**(22,999)**	**(4,002)**	**(47,337)**
Carry amounts							
At 1 January 2004	29,899	-	-	3,574	7,281	746	41,500
At 31 December 2004	34,925	-	-	3,486	7,590	1,166	47,167
At 1 January 2005	34,925	-	-	3,486	7,590	1,166	47,167
At 31 December 2005	147,220	328,688	17,336	4,585	6,099	2,299	506,227

Acquisition through business combinations reflects mainly the valuation of the Hep2O, Hepworth and Wavin brand names as well as the order portfolio and customer contracts of Hepworth and the Wavin Group at the repective acquisition date.

Amortisation and impairment charge

The amortisation and impairment charge is recognised in the following line items in the income statement:

€ x 1,000	2004	2005
Cost of sales	(5)	(7)
Administrative expenses	(659)	(5,115)
Other operating expenses	(4,301)	(16,358)
Total	**(4,965)**	**(21,480)**

Intangible assets are amortised over the estimated useful live. A loss of €0.8 million due to a revised estimated lifetime of ERP software was recognised in the German and Dutch operating companies. The lifetime reduction is related to the Group wide IT strategy which will result in the implementation of new systems in these companies early 2007.

Brand names have an infinite life and are therefore not amortised but tested for impairment annually. Initial recognition was based on royalty fee assumptions or cash flow projections based on operating results of the relevant business segments for which the corresponding brand is the main value driver. The relative share of the net present value of the cash flows attributable to the brand names has been determined by internal and external studies.

Capitalised goodwill of €153.9 million is mainly related to the operations in the Czech Republic, Finland, the UK (Hepworth) and of the Group in total (Wavin Beheermaatschappij). The recoverable amount of the relevant cash generating units for goodwill impairment testing is based on value in use calculations. Those calculations use cash flow projections for the coming five years and are based on actual operating results and operating plans for the coming years. For years not covered by the operating plans results are extrapolated using a 2.5% growth rate. A pre tax discount rate of 8.3% has been used in discounting the projected cash flows.

13. Investments in associates

The Group has the following material investments in associates:

	Ownership		
	Country	2004	2005
Aquatec Sistemas S.A.	Spain	33%	33%
GF Wavin AG	Switzerland	40%	40%
Espace Real Estate SA	Switzerland	11%	11%
Iplex Pipelines	Australia/New Zealand	25%	25%
ThermoBoard Ltd	Great Britain	25%	100%
Lasa Muovi	Finland	80%	80%

Summary financial information on associates — 100%

€ x 1,000	Assets	Liabilities	Equity	Revenues	Profit/Loss
2004					
Aquatec Sistermas S.A.	3,717	2,570	1,147	6,637	6
GF Wavin AG	51,008	20,232	30,777	60,696	3,179
Espace Real Estate SA	99,043	53,626	45,417	11,795	-
Iplex Pipelines	221,327	75,651	145,676	319,120	26,345
Lasa Muovi	1,697	1,739	(43)	4,550	177
	955	810	145	3,490	54
Total	**377,747**	**154,628**	**223,119**	**406,288**	**29,761**
2005					
Aquatec Sistermas S.A.	1,345	537	808	3,987	(338)
GF Wavin AG	53,520	21,949	31,571	64,900	7,152
Espace Real Estate SA	100,016	54,812	45,204	13,428	767
Iplex Pipelines	218,406	74,329	144,077	342,580	34,688
Lasa Muovi	822	635	187	4,011	29
Total	**374,109**	**152,262**	**221,847**	**428,906**	**42,298**

As disclosed in note two Wavin acquired the remaining 75% of the shares ThermoBoard in January 2005. As of this date ThermoBoard is included in the group consolidation.

For all companies profit is reflecting the net profit with the exception of Iplex, which reflects the profit from ordinary activities before interest and tax. The above disclosed amounts for Iplex are based on their published annual report of June 2005.

The Group's share of total recognised gains and losses in the above associates for the year ended 31 December 2005 was €7.2 million (2004: €5.0 million). There are no remaining losses which are not recognised.

14. Other investments

€ x 1,000	2004	2005
Non-current investments		
Long term loans	1,276	913
Guaranteed deposits	140	139
Other long term receivables	932	273
Total	**2,349**	**1,325**
Current investments		
Equity securities held for trading	124	189

15. Deferred tax assets and liabilities

€ x 1,000	Assets 2004	Assets 2005	Liabilities 2004	Liabilities 2005	Net 2004	Net 2005
Intangible assets	305	-	-	107,958	(305)	107,958
Property, plant and equipment	-	-	17,011	32,540	17,011	32,540
Financial assets	254	-	-	1,990	(254)	1,990
Inventories	-	-	265	401	265	401
Other current assets	-	-	474	627	474	627
Capitalised losses carried forward	3,963	2,860	-	-	(3,963)	(2,860)
Provision for employee benefits	6,659	6,444	-	-	(6,659)	(6,444)
Other provisions	724	1,224	-	-	(724)	(1,224)
Interest bearing loans and other borrowings	-	-	895	356	895	356
Other liabilities	2,417	1,060	8	-	(2,409)	(1,060)
Tax (assets)/liabilities	**14,322**	**11,588**	**18,653**	**143,872**	**4,331**	**132,285**
Set off of tax	(2,080)	(7,654)	(2,080)	(7,653)	-	-
Tax (assets)/liabilities	**12,242**	**3,934**	**16,573**	**136,219**	**4,331**	**132,285**
Utilised losses carried forward	-	-	**544**	**1,737**	**544**	**1,737**

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

€ x 1,000	2004	2005
Deductible temporary differences not capitalised	8	(8)
Tax losses not capitalised	23,600	25,300
Withholding taxes not capitalised	2,300	2,400
Total	**25,908**	**27,692**

The tax losses have not been recognised because it is not probable that in the near future taxable profits will be available against which the Group can utilise the benefits there from. There are no time restrictions on the utilisation of these tax losses. The unrecognised deductible temporary differences do not expire under current tax legislation.

Movement in temporary differences during the year

€ x 1,000	Balance 1 Jan 04	From business combinations	Recognised income	Recognised in equity	Used for purpose	Translation differences	Balance 31 Dec 04
Intangible assets	147	-	(430)	-	-	(22)	(305)
Property, plant and equipment	15,517	-	1,040	-	-	454	17,011
Financial assets	(181)	-	(60)	-	-	(13)	(254)
Inventories	374	(147)	46	-	-	(7)	265
Other current assets	305	(35)	208	-	-	(4)	474
Capitalised losses carried forward	(3,908)	-	21	-	544	(620)	(3,963)
Provision for employee benefits	(5,657)	-	(1,007)	-	-	5	(6,659)
Other provisions	(914)	(33)	226	-	-	(3)	(724)
Interest bearing loans and other borrowings	738	-	149	-	-	8	895
Other liabilities	(2,154)	(11)	(269)	-	-	25	(2,409)
Tax (assets)/liabilities	**4,267**	**(226)**	**(76)**	**-**	**544**	**(177)**	**4,331**

€ x 1,000	Balance 1 Jan 05	From business combinations	Recognised income	Recognised in equity	Used for purpose	Translation differences	Balance 31 Dec 05
Intangible assets	(305)	109,627	105	-	-	(1,469)	107,958
Property, plant and equipment	17,011	15,723	(64)	-	(85)	(44)	32,540
Financial assets	(254)	1,300	1,118	-	-	(174)	1,990
Inventories	265	-	225	-	-	(90)	401
Other current assets	474	-	(62)	-	-	215	627
Capitalised losses carried forward	(3,963)	-	(910)	-	1,737	276	(2,860)
Provision for employee benefits	(6,659)	-	269	-	-	(54)	(6,444)
Other provisions	(724)	-	(309)	-	-	(190)	(1,224)
Interest bearing loans and other borrowings	895	-	(505)	-	-	(34)	356
Other liabilities	(2,409)	-	(41)	-	-	1,391	(1,060)
Tax (assets)/liabilities	**4,331**	**126,650**	**(174)**	**-**	**1,652**	**(175)**	**132,285**

16. Inventories

€ x 1,000	2004	2005
Raw materials and consumables	18,864	22,894
Finished products and merchandise	110,643	134,429
Other inventories	9,091	8,876
Total inventories	**138,598**	**166,199**
Inventories stated at fair value less costs to sell	**-**	**1,888**

17. Trade and other receivables

€ x 1,000	2004	2005
Trade receivables	193,697	270,693
Amounts receivable from associates	1,789	443
Other receivables	13,062	26,984
Total	**208,548**	**298,120**

18. Cash and cash equivalents

€ x 1,000	Note	2004	2005
Bank balances		85,458	173,106
Cash		125	157
Other liquidities		6	(484)
Cash and cash equivalents		**85,589**	**172,779**
Bank overdrafts	20	(127,221)	(119,467)
Cash and cash equivalents in the statement of cash flows		**(41,632)**	**53,312**

The presentation of cash and cash equivalents is influenced by the Group cash pooling system of which the cash (2005: €81.8 million) position is not eliminated against the overdraft (2005: €66.3 million) position.

19. Capital and reserves

Reconciliation of movement in capital and reserves

Attributable to the equity holders of the parent

€ x 1,000	Share capital	Share premium	Legal & statutory reserve	Translation reserve	Revaluation reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2004	**432**	**22**	**11,849**	**(11,165)**	**22,827**	**(116,209)**	**(92,244)**	**2,660**	**(89,584)**
Total recognised income and expense	-	-		-	-	34,668	34,668	759	35,427
Reclassification reserves	-	-	(5,257)	-	-	5,257	-	-	-
Equity settled transactions, net of tax	-	-	-	-	-	(1,023)	(1,023)	-	(1,023)
Shares issued/acquired	-	-	-	-	-	-	-	731	731
Dividends to shareholders	-	-	-	-	-	-	-	(128)	(128)
Other changes in equity	-	-	-	5,809	1,440	(6)	7,243	(505)	6,738
Balance at 31 December 2004	**432**	**22**	**6,592**	**(5,356)**	**24,267**	**(77,313)**	**(51,356)**	**3,517**	**(47,839)**
Balance at 1 January 2005	**432**	**22**	**6,592**	**(5,356)**	**24,267**	**(77,313)**	**(51,356)**	**3,517**	**(47,839)**
Total recognised income and expense till 8 August	-	-	-	-	-	31,766	31,766	749	32,515
Other changes in equity	-	-	-	6,118	-	-	6,118	-	6,118
Change in topholding	(432)	(22)	(6,592)	(762)	(24,267)	45,547	13,472	(4,266)	9,206
Minority interest in acquired net assets	-	-	-	-	-	-	-	4,304	4,304
Total recognised income and expense as from 8 August	-	-	-	-	-	(3,040)	(3,040)	249	(2,791)

€ x 1,000	Share capital	Share premium	Legal & statutory reserve	Translation reserve	Revaluation reserve	Retained earnings	Total	Minority interest	Total equity
Reclassification reserves . . .	-	-	2,423	-	-	(2,423)	-	-	-
Equity settled transactions, net of tax	-	-	-	-	-	(440)	(440)	-	(440)
Shares issued/acquired	10,018	-	-	-	-	-	10,018	-	10,018
Dividends to shareholders . .	-	-	-	-	-	-	-	-	-
Other changes in equity	-	-	-	(580)	(338)	-	(918)	105	(813)
Balance at 31 December 2005	**10,018**	**-**	**2,423**	**(580)**	**(338)**	**(5,903)**	**5,620**	**4,658**	**10,278**

Share capital and share premium

€ x 1,000	2004	2005
On issue at 8 August	-	18
Issued for cash	-	10,000
On issue at 31 December – fully paid	**-**	**10,018**

At 31 December 2005 the authorised share capital comprised of 100,180 ordinary shares and 700,000 preference shares. The par value of both the ordinary and the preference shares is €100.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company's residual assets. In respect of the Company's shares that are held by the Group (see below), all rights are suspended until those shares are reissued.

Translation reserve

Translation reserve represents the translation differences of participations. These amounts are not available for dividend distribution. A negative reserve for translation differences has to be regarded as a reduction of the retained earnings.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Revaluation reserve

The revaluation reserve relates to the revaluation of land at its fair value after deducting a provision for deferred tax liabilities.

Legal reserve

Legal reserves consist of the retained earnings which are not available for dividend payment due to legal restrictions in the countries of domicile of the participations as long as there is a repayment obligation.

20. Interest-bearing loans and borrowings

€ x 1,000	2004	2005
Non-current liabilities		
Preference shares	150,384	72,532
Subordinated shareholder loans	134,021	195,344
Secured bank loans	117,745	693,378
Unsecured bank loans	38,116	1,051
Finance lease liabilities	542	274
Total	**440,808**	**962,579**
Current liabilities		
Current portion of secured bank loans	19,689	50
Current portion of unsecured bank loans	24,618	4,191
Discounted drafts	-	1,055
Current portion of finance lease liabilities	-	15
Secured bank overdrafts	4,485	72,776
Unsecured bank overdrafts	78,429	41,380
Total	**127,221**	**119,467**

Preference shares

The holders of preference A shares are entitled to receive a 12% dividend of which 6% is payable in cash and 6% is grossed up under non-current liabilities.

The holders of preference B shares are entitled to receive a 12% dividend, which is grossed up in full and has been added to the amount of preference shares under non-current liabilities.

Ultimo 2005 this 12% dividend is grossed up in the amount of preference shares under non-current liabilities.

Terms and debt repayment schedule

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and currency risk, refer to note 25.

The Group is largely financed through shareholder loans and a syndicated loan facility. Furthermore, the Group has some bilateral facilities with several banks.

The syndicated facility of €865 million exists out of three term loan tranches and one revolver tranche. The main conditions are:

	Amount	Net Debt/ EBITDA ratio	Margin ratchet	Maturity
Tranche A	€230 mln	>3.5	225bp	2012
		>3.0, <3.5	200bp	semi annual
		>2.5, <3.0	175bp	repayment
		>2.0, <2.5	150bp	
		<2.0	125bp	
Tranche B	€245 mln	>3.5	250bp	7.5 yr
(multi currency)		>2.5, <3.5	225bp	bullet
		<2.5	200bp	
Tranche C	€245 mln		300bp	8.5 yr
(multi currency)				
Revolving facility	€145 mln	same as Tranche A	225bp	7yr

The term loans are fully drawn and from the revolving facility €15.0 million is used by the issuance of a bank guarantee to the pension fund of Wavin Ltd in the U.K.. All the Group's assets are granted as security to the lenders through pledges of shares, receivables, stocks and bank accounts. Furthermore, mortgages have been vested on the real estate of several Group companies. In the previous year credit institutions were provided with securities in assets up to approximately €351.8 million.

Under the syndicated facility the Group is committed not to encumber or alienate its tangible fixed assets unless approval is obtained from the lenders. Lenders have approved a threshold of €50 million for guarantees to be issued by the Group. At 31 December 2005 €4.5 million of securities have been issued under this threshold.

Shareholders have granted subordinated loans of €195 million with a remaining term of 12 years, an interest rate of 10% and an annual fee of 0.25%. Interest is capitalised and will be paid at the repayment date of the loan. The classification as subordinated loan is based on a subordination declaration of lenders stating that the loan is subordinated to all other debts of Wavin included in the consolidated balance sheet.

Terms and debt repayment schedule

The term A loan will be repaid as follows:

2006	6.00%
2007	8.30%
2008	17.80%
2009	19.80%
2010	17.20%
2011	21.20%
2012	9.70%

Finance lease liabilities

Within the syndicated finance facility it is not allowed for the Group to sign any new financial lease contract.

21. Employee benefits

€ x 1,000	2004	2005
Present value of unfunded obligations	10,496	11,101
Present value of funded obligations	129,198	160,589
Fair value of plan assets	(113,087)	(141,003)
Present value of net obligations	**26,607**	**30,686**
Unrecognised actuarial gains and losses	1,041	(2,505)
Recognised liability for defined benefit obligations (see below)	**27,648**	**28,181**

Liability for defined benefit obligations

Wavin has defined benefit pension plans in Norway, Ireland, the UK, Germany, France and Italy. All other pension arrangements are defined contribution plans. In the UK and Ireland the pension liabilities are covered by a company pension fund. The company is liable for any deficits of these funds. Plan assets of these funds do not include investments in the company. The pension fund of Wavin Ltd had a deficit of €15.8 million in September 2005 after which it has been agreed with the trustees and the regulator that Wavin will pay in this deficit in twenty quarterly instalments of which the first one was due in November 2005. Wavin has issued a bank guarantee in this respect to the trustees of this fund of which the value per December 2005 amounted to €15.0 million.

With the exception of EuroCeramic B.V. the pension liabilities of the Dutch Wavin entities are covered by a multi employer pension fund. Although the company is not liable for any deficits in this fund it qualifies as a defined benefit system as the company might be entitled to a possible reward if the board of the pension fund would decide on a premium reduction or premium refund. The liability is not recognised in the balance of the company as the pension fund is not able to allocate the assets and liabilities to the individual companies. The defined benefit schemes of EuroCeramic B.V., Wavin Germany and Wavin Norway are sourced out to insurance companies. The exposures related to the pension liabilities in France and Italy are fully provided for.

Main service awards and jubilee commitments qualifying as a other long term defined benefit plan are recognised in the Dutch, German and Italian operating companies. The liability included in the balance sheet in this respect amounts to €6.5 million.

Movements in the net liability recognised in the balance sheet

€ x 1,000	2004	2005
Net liability at 1 January	**27,355**	**27,648**
Effect of movements in foreign exchange	-	789
Contributions received	(3,072)	(6,249)
Movements directly in equity (f.e. service awards)	-	(70)
Movements to defined contribution plan	-	(259)
Expense recognised in the income statement (see below)	3,365	6,322
Net liability at 31 December	**27,648**	**28,181**

Expense recognised in the income statement

€ x 1,000	2004	2005
Current service costs	3,276	6,300
Interest on obligation	6,608	7,067
Expected return on plan assets	(6,519)	(7,263)
Actuarial gains and losses to extent recognised	-	6
Past service costs	-	212
Expense recognised in the income statement	**3,365**	**6,322**

The expense is recognised in the following line items in the income statement	2004	2005
Cost of sales	1,442	4,095
Selling and distribution expenses	1,007	1,456
Administrative expenses	915	771
	3,365	**6,322**
Actual return on plan assets	**7,572**	**19,352**

Principal actuarial assumptions at the balance sheet date

(expressed as weighted averages)	2004	2005
Discount rate at 31 December	5.2	5.0
Expected return on plan assets at 31 December	6.3	6.2
Future salary increases	3.5	3.5
Medical cost trend rate	2.9	2.8
Future pension increases	2.5	2.5

22. Deferred government grants

Deferred government grants are investment grants received for investments in machinery and equipment in France and Italy in order to stimulate employment of (disabled) people. They are released to the income statement in relation to the depreciation of the underlying assets. The remaining book value of these grants amounts to €0.4 million.

23. Provisions

€ x 1,000	Warranty	Restructuring	Other provisions	Total
Balance at 01 January 2004	**2,296**	**5,035**	**4,627**	**11,958**
Acquisitions/divestments	-	-	90	90
Provisions made during the year	1,716	1,006	240	2,962
Provisions used during the year	(1,206)	(3,125)	(332)	(4,663)
Provisions reversed during the year	(565)	(1,508)	(814)	(2,887)
Other moves	(6)	-	(15)	(21)
Balance at 31 December 2004	**2,235**	**1,408**	**3,796**	**7,439**
Non-current	1,338	403	3,488	5,229
Current	897	1,005	308	2,210
Balance at 01 January 2005	**2,235**	**1,408**	**3,796**	**7,439**
Acquisitions/divestments	-	-	2,688	2,688
Provisions made during the year	1,693	7,448	792	9,933
Provisions used during the year	(1,258)	(440)	(151)	(1,849)
Provisions reversed during the year	(41)	(256)	(536)	(833)
Other moves	41	(700)	579	(80)
Balance at 31 December 2005	**2,670**	**7,460**	**7,168**	**17,298**
Non-current	2,403	6,960	7,168	16,531
Current	267	500	-	767

Warranty

The provision for guarantees relates mainly to products sold during the year ended 31 December 2005. The provision is based on actual claims received and on historical data regarding warranty costs, which were not provided for on an individual claims basis. The product liability insurance cover is taken into account when determining the provision. Claims honoured are charged against the provision. The Group expects to incur the liability over the next two years.

Restructuring

The provision of €1.4 million at 31 December 2004 was used for some smaller restructuring activities of Wavin France. During the year ended 31 December 2005 a provision of €6.3 million was made to cover the estimated costs of the closure of the Padiham and Manchester sites and three depots in the U.K. Furthermore, some smaller provisions were established for further reorganisations in France, Norway and Belgium. The estimated costs are based on detailed plans, which are agreed and communicated. The decision to close the Padiham site and the related plans were announced in September 2005 and is expected to be completed before the end of 2006.

Other provisions

The other provisions mainly consist of provisions for the obligation to take back returnable packaging in Germany (€1.8 million, quarry restoration obligations related to the Clay activities of Hepworth (€2.3 million)) and environmental commitments at the Dutch production location (€1.5 million).

24. Trade and other payables

€ x 1,000	2004	2005
Trade payables	181,885	239,194
Non-trade payables and accrued expenses	52,971	60,168
Amounts payable to associates	150	360
Total trade and other payables	**235,006**	**299,722**

25. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as high credit ratings. Given their high credit ratings, Management does not expect any counterparty to fail to meet its obligations.

At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

Hedging

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on bank loans is on a fixed rate basis. Interest rate swaps and collars, denominated in €, GBP, DKK and CZK, have been entered into to achieve this purpose. The instruments mature over the next six years following the maturity of the related loans and have an average rate of 3.5% (2004: 3.6%). At 31 December 2005 the Group had interest rate swaps and collars with a notional contract amount of €518 million with an average duration of 4.5 years. (2004: €191 million with an average duration of 3.5 years).

In the income statement the net fair value of interest instruments at 31 December 2005 of €0.1 million (2004: €1.5 million negative) comprising assets of €3.0 million and liabilities of €2.9 million was recognised.

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

€ x 1,000	2004 Effective interest rate	nominal value	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Preference shares	5.00%	150,384	-	-	-	-	150,384
Euro Shareholder loans	7.38%	60,126	-	-	60,126	-	-
Euro Shareholder loans	6.00%	73,895	-	-	73,895	-	-
Secured bank loans							
Euro floating rate	2.63%	117,745	18,412	-	47,666	51,667	-
NOK/SEK floating rate	2.47%	12,187	12,187	-	-	-	-
HUF floating rate	12.58%	5,702	5,702	-	-	-	-
Other floating rate	5.00%	1,800	1,800	-	-	-	-
Unsecured bank loans							
Euro floating rate	3.01%	9,982	-	-	-	9,982	-
DKK floating rate	2.09%	28,134	-	-	-	-	28,134
NOK/SEK floating rate	2.73%	18,829	18,829	-	-	-	-
Other floating rate	4.50%	5,789	5,789	-	-	-	-
Financial lease liabilities	7.00%	542	542	-	-	-	-
Euro secured bank overdrafts	3.34%	225	225	-	-	-	-
GBP secured bank overdrafts	5.46%	4,260	4,260	-	-	-	-
Unsecured bank overdrafts:							
Cash pool multicurrency	2.31%	62,376	62,376	-	-	-	-
PLN unsecured bank overdrafts	7.375%	15,755	15,755	-	-	-	-
Others	7.375%	298	298	-	-	-	-
Discounted drafts							
Cash and cash equivalents:							
Cash pool multicurrency	2.31%	(62,637)	(62,637)	-	-	-	-
Current account euro	2.60%	(19,409)	(19,409)	-	-	-	-
Current account other currencies	2.00%	(3,543)	(3,543)	-	-	-	-
Total		**482,440**	**60,586**	-	**181,687**	**61,649**	**178,518**

€ x 1,000	Effective interest rate	nominal value	amortised costs	amortised value	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
					2005				
Preference shares	12.00%	72,532		72,532	-	-	-	-	72,532
Euro Shareholder loans	10.29%	200,958	5,614	195,344	-	-	-	-	195,344
Secured bank loans:									
Euro floating rate (Term A)	4.92%	16,500	600	15,900	-	990	1,370	9,042	4,498
Euro floating rate (Term B)	5.17%	175,170	6,060	169,110	-	-	-	-	169,110
Euro floating rate (Term A)	5.69%	175,150	6,132	169,018	-	-	-	-	169,018
GBP floating term (Term A)	7.15%	114,360	4,175	110,185	-	6,862	9,492	62,669	31,162
GBP floating term (Term B)	7.41%	4,022	147	3,875	-	-	-	-	3,875
GBP floating term (Term C)	7.93%	4,021	146	3,875	-	-	-	-	3,875
NOK floating rate (Term A)	5.00%	9,737	363	9,374	-	584	808	5,336	2,646
DKK floating rate (Term B)	5.19%	65,714	2,390	63,324	-	-	-	-	63,324
DKK floating rate (Term C)	5.71%	65,693	2,391	63,302	-	-	-	-	63,302
PLZ floating rate (Term A)	7.10%	35,817	1,272	34,545	-	2,149	2,973	19,628	9,795
CZK floating rate (Term A)	4.57%	44,500	1,597	42,903	-	2,670	3,694	24,386	12,153
HUF floating rate (Term A)	8.84%	8,279	312	7,967	-	497	687	4,537	2,246
Euro floating rate (other)	1.30%	38	-	38	38	-	-	-	-
CZK floating rate (other	2.50%	12	-	12	12	-	-	-	-
Unsecured bank loans:									
Euro floating rate non-current	4.31%	965	-	965	92	86	163	393	231
GBP floating rate non-current	7.00%	86	-	86	26	26	34	-	-
Euro floating rate current	2.33%	540		540	540	-	-	-	-
PLN floating rate current	6.15%	3,598		3,598	3,598	-	-	-	-
LTL floating rate current	2.7%	53	-	53	53	-	-	-	-
Financial lease liabilities	3.87%	289	-	289	116	93	80	-	-
Unsecured bank overdrafts	2.50%	41,380	-	41,380	41,380	-	-	-	-
Unsecured bank overdrafts:									
Cash pool multicurrency	3.37%	66,007	-	66,007	66,007	-	-	-	-
Others	2.91%	6,769	-	6,769	6,769	-	-	-	-
Discounted drafts	2.65%	1,055	-	1,055	1,055	-	-	-	-
Cash and cash equivalents:									
Cash pool multicurrency	3.37%	(81,774)	-	(81,774)	(81,774)	-	-	-	-
Others	2.45%	(91,005)	-	(91,005)	(91,005)	-	-	-	-
Total		**940,466**	**31,199**	**909,267**	**(53,093)**	**13,957**	**19,301**	**125,991**	**803,111**

Effect of interest instruments is not included as the market value of the total portfolio is minor.

Foreign currency transaction risk

With its presence in more almost thirty countries the Group incurs foreign currency transaction risks on sales, purchases and borrowings that are denominated in a currency other than the home currency of the operating companies. The currencies giving fries to this risk are primarily Pounds Sterling, Polish Zloty, Danish Crowns, Czech Crowns and Hungarian Florints.

The Group identifies the imbalance between incoming and outgoing transaction flows in the different currencies. Material imbalances are hedged in order to minimise potential volatility in results which could arise as a result of currency fluctuations. The Group uses forward exchange contracts, options or swaps to hedge its foreign currency risk. Most of the derivatives used have maturities of less than one year after the balance sheet date. Where necessary, derivatives are rolled over at maturity.

Foreign currency translation risk

The translation risk of all non euro equity positions within the Group is never hedged. The translation risk is minimised to the extent possible by using natural hedges. In respect of minority participations and other monetary assets and liabilities held in currencies other than the euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at forward or spot rates where necessary to address short term imbalances.

Forecasted transactions

The forward exchange contracts and currency swaps hedging forecasted transactions are classified as cash flow hedges and stated at fair value. The net fair value of forward exchange contracts and currency swaps used as hedges of forecasted transactions at 31 December 2005 was €0.4 million (2004: €0.0 million). This amount comprises of assets of €0.5 million and liabilities of €0.1 million.

Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as part of net financing costs. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at 31 December 2005 was nil (2004: nil) recognised in other receivables.

Hedge of net investment in foreign subsidiary

The Group's Swiss Franc swap is designated as a hedge of the Group's investment in its participations in Switzerland. The carrying amount of the swap at 31 December 2005 was €8.7 million (2004: €8.8 million), which includes the impact of changes in interest rates. A foreign exchange gain of €0.1 million (2004: gain of €0.1 million) was recognised in equity. The Australian Dollar swap is designated as a hedge of the Group's investment in its participation in Australia. The carrying amount of the swap at 31 December 2005 was €19.0 million (2004: €11.8 million), which includes the impact of changes in interest rates. A foreign exchange loss of €0.6 million (2004: gain of €0.6 million) was recognised in equity.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2005 multi currency fixed interest rate agreements were concluded for €518.0 million by means of interest rate swaps and caps instruments with an average remaining term of four-and-a-half years and an average interest rate of 3.497%. As 85% of the Group's net debt has been hedged it is estimated that a general increase in interest rates of 1% would result in a decrease of the Group's profit before tax by approximately €1.5 million. Interest rate swaps have been included in this calculation.

Fair values

Fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using current interest rates for similar instruments. For interest rate swaps and caps the market to market value is based on prices quoted by brokers/credit institutions. Receivables and payables with a remaining life of less than one year are valued at the notional amount, which is deemed to reflect the fair value. All long term interest bearing loans have flexible interest rates. All long term interest bearing loans are therefore valued at their notional amount.

26. Operating leases

The Group leases a number of warehouse and factory facilities and internal transport equipment under operating leases. The leases typically run for an initial period of between five and ten years, with an option to renew the lease after that date. None of the leases includes purchase liabilities or contingent rentals. The total amount committed is approximately €16.9 million (2004: €15.0 million).

During the year ended 31 December 2005 €7.9 million was recognised as an expense in the income statement in respect of operating leases (2004: €8.0 million).

27. Capital commitments

With respect to the purchase of investment goods, obligations have been entered into and orders have been placed to a value of €12.3 million (2004: €6.9 million).

28. Other off balance sheet liabilities

The amount off negotiated bills of exchange not yet matured is approximately €1.0 million (2004: €13.4 million).

At 31 December 2005 bank guarantees issued for bid bonds and performance bonds, mainly on behalf of Wavin Overseas B.V. amount to approximately €2.4 million (2004: 2.0 million).

Rent and service agreements were concluded for an amount of €6.4 million (2004: €8.1 million). The amount due annually is €1.7 million (2004: €2.4 million).

29. Contingencies

The Group is defending different actions brought by employees, suppliers or customers in different countries in Europe. While liability is not admitted, the possible fines and legal costs are provided for when it is anticipated that defence against the action might be unsuccessful. Based on legal advice, the directors do not expect the outcome of the actions to have a material effect on the Group's financial position.

30. Related parties

Identity of related parties

The Group has a related party relationship with its subsidiaries and associates (see overview principal direct and indirect participations). Also with shareholders, Supervisory Board members, Management Board members and other executive officers a related party relationship exists.

Transactions with shareholders

The Group had a controlling related party relationship with its former shareholders WMO Beheer (45.75%), different funds managed by CVC Capital Partners (45.75%) and the Management Participation Foundation (Stichting Management Participatie Wavin) through which key employees were investing in the Wavin Group.

On 13 September 2005 above-mentioned shareholders sold their shares to the newly established company Wavin Holding B.V., which is a fully owned subsidiary of Wavin Investments B.V.

Also on 13 September 2005 Wavin Luxembourg S.A (81%), Alpinvest Investments (9%) and the foundation Stichting Management Wavin (10%) contributed €80 million equity to Wavin Investments. Through the foundation Stichting Management Wavin seventy six key employees are investing in Wavin Investments B.V. On this date Wavin Luxembourg and Alpinvest Investments also contributed €195 million subordinated shareholder loans to Wavin Investments B.V.

Wavin Luxembourg charged Wavin Holding B.V. in total €10 million for arrangement for the shareholder loans and consultancy fees for the syndicated facility.

Transactions with directors and executive officers

Directors and executive officers of the Company and their immediate relatives have no control in the Company. There are also no loans granted to directors or executives of the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers, and contributes to a pension plan on their behalf.

The remuneration for the members of the Management Board for the year under review amounts to €2.654 million (2004: €1.717 million). This includes salaries, incentives and the employers part of pension, social security and health insurances contributions. The increase is largely explained by the extension of the Management Board from three to four members per September 2005 and increases in incentives. Management Board members are not entitled to equity compensation benefits.

The remuneration for the members of the Supervisory Board for the year ended 31 December 2005 amounts to €122 million (2004: €159 million).

Other related party transactions

During the year ended 31 December 2005, associates purchased goods from the Group in the amount of €2.8 million (2004: €3.1 million) and at 31 December 2005 associates owed the Group €0.4 million (2004: €1.7 million). Sales of associates to the Group amounted to €11.9 million (2004: 11.4 million). Transactions with associates are priced on an arm's length basis. During the year ended 31 December 2005 the Group received €7.2 million (2004: €4.1 million) dividend from associates.

31. Group enterprises

Control of the Group

The Group's ultimate parent company is Wavin Investments B.V. Please refer to the outline of the corporate structure for an overview of the subsidiaries of the Group.

32. Subsequent event

Subsequent to the balance sheet date the Group's 10.8% shareholding in the Swiss real estate company Espace Real Estate AG has been sold for €3.6 million. The transaction has been completed in January 2006.

In March 2006 the company disposed of its 25% shareholding in Iplex Pipelines in Australia and New Zealand, which resulted in a profit at disposal of €36.2 million.

In July 2006, the Company repaid €150 million of shareholder loans. This repayment was financed by using existing cash positions and drawings under the revolving facility. This transaction resulted in an accelerated amortisation of €3.8 million related to capitalised transaction costs which will be charged to the income statement in the second half year 2006.

On 7 September 2006, Wavin B.V. entered into a memorandum of understanding (''**MOU**'') with the Greek building supply company Aristovoulos G. Petzetakis S.A. (''**Petzetakis**'') to acquire its Greek business related to the production, sales and marketing of plastic pipes and fittings. The purchase price payable for this acquisition is expected to be approximately €60 million, of which €5 million will be paid if the business being acquired achieves certain earnings targets in 2006 and 2007. The completion of the transaction is subject to certain conditions, including Wavin B.V.'s completion of satisfactory due diligence, the respective corporate approvals of the parties (including the approval of the transaction by Petzetakis' shareholders) and all necessary regulatory consents and approvals having been obtained. Subject to the satisfaction of these conditions, Wavin B.V. would expect to complete the transaction in the first quarter of 2007. Upon signing the MOU, Wavin B.V. granted Petzetakis a secured loan of €2.5 million and will grant it a secured revolving credit support facility of up to a further €2.5 million upon Wavin B.V.'s completion of satisfactory due diligence.

33. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and their risk factors relating to Goodwill and other intangible assets impairments. In note 25, a detailed analysis is given of the interest and foreign exchange exposures.

34. IFRS first time adoption

As stated in the statement of compliance these are the first consolidated financial statements prepared in compliance with IFRS as adopted in the E.U.

The significant accounting policies as set out have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an IFRS opening balance sheet as at 1 January 2004 (the date of transition).

In preparing its opening IFRS balance sheet, Wavin has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (Dutch GAAP).

Identified discrepancies between Dutch GAAP and the new IFRS standards were related to preference shares, development costs, inventory valuation, goodwill amortisation, recognition of defined employee benefit liabilities and the effect of these items on the deferred tax position.

Preference shares with a value of €144.5 million have been reclassified as non-current interest bearing loans and borrowings. As of the transition date, dividends on these shares are treated as financial expenses in the profit and loss account and are accumulated to the interest bearing loans and borrowings, instead as charged to the dividend reserves.

Development costs of €3.6 million at the date of transition to IFRS and €0.9 million relating to the year ending 31 December 2004 that qualified for recognition under IFRS were expensed under previous Dutch GAAP. They are recognised under IFRS at the date of transition and as additions in 2004 respectively and amortised in five years. Amortisation charge for the year 2005 amounted to €1.0 million.

Valuation of finished products and work in progress was under previous GAAP based on the factory cost price. This factory cost price comprised the costs of the components of raw materials and the direct production costs (valued at actual costs). Stocks of raw and auxiliary materials were valued at actual costs, whereas merchandise and other stocks (mainly engineering and packing materials) were valued at the most recent purchase price. Deductions were made to account for obsolescence or lower market value. Under IFRS, raw and auxiliary materials as well as merchandise and other stocks are valued at FIFO. Large engineering stock items have been reclassified as fixed assets, applying component accounting. Finished products and work in progress are valued at absorption costs. This absorption cost price comprises the costs of the components of raw materials and the production costs. Deductions were made to account for obsolescence or lower market value. The net effect at the transition date was an increase of the total inventory value by €2.6 million.

Goodwill under previous GAAP was defined as the consideration paid less the equity of the acquired company restated at Wavin accounting principles. The goodwill was capitalised and amortised over its useful live of twenty years. Internal generated goodwill was not recognised as an asset.

Capitalised goodwill at the transition date, which was related to acquisitions prior to this date, was included on the basis of its deemed costs, which represents the amount recorded under previous applied Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the IFRS opening balance sheet at 1 January 2004. Existing goodwill at the transition date is carried forward at its book value. Amortisation has been stopped as from the transition date. This resulted in €1.7 million lower amortisation charges in the 2004 income statement. Impairment tests of capitalised goodwill at transition date (first time adoption) have been performed. These tests confirmed the carrying amounts capitalised.

In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. This includes intangible assets identified in accordance with the IFRS 3 standard. Goodwill is not amortised but stated at cost less accumulated impairment charges.

Under previous GAAP all pension and jubilee obligations were accounted for on a cash basis. At transition date all defined benefit plans have been calculated and in the balance sheet in accordance with IAS 19.

	1 January 2004	31 December 2004
The effect on total equity earnings is as follows:		
Preference shares	(144,485)	(150,384)
Goodwill	–	1,703
Development costs	3,574	3,486
Inventories	2,603	664
Employee benefits	(20,217)	(21,336)
Others	(19)	117
Deferred tax assets	4,933	6,265
Total effect on equity	**(153,611)**	**(159,485)**

Explanation of transition to IFRS (continued)

Reconciliation of equity

€ x 1,000	Previous GAAP 1 January 2004	Effect of Transition to IFRS	IFRS 1 January 2004	Previous GAAP 31 December 2004	Effect of Transition to IFRS	IFRS 31 December 2004
Assets						
Property, plant and equipment	265,053	—	265,053	277,102	—	277,102
Intangible assets	37,925	3,574	41,499	41,977	5,190	47,167
Investments in associates	37,153	—	37,153	37,400	(12)	37,388
Other investments	4,451	—	4,451	2,349	—	2,349
Transferred tax assets	8,707	1,058	9,765	10,374	1,868	12,242
Total non-current assets	**353,289**	**4,633**	**357,921**	**369,202**	**7,046**	**376,248**
Inventories	116,378	2,603	118,981	137,934	664	138,598
Other investments	139	—	139	124	—	124
Trade and other receivables	128,137	—	128,137	208,548	—	208,548
Income tax receivable	3,998	—	3,998	5,223	—	5,223
Cash and cash equivalents	76,115	—	76,115	85,589	—	85,589
Total current assets	**324,767**	**2,603**	**327,370**	**437,417**	**664**	**438,081**
Total assets	**678,056**	**7,235**	**685,291**	**806,619**	**7,710**	**814,329**
Equity						
Issued capital	546	(114)	432	546	(114)	432
Share premium	144,393	(144,371)	22	144,178	(144,156)	22
Reserves	19,478	—	19,478	30,463	—	30,463
Retained earnings	(103,120)	(9,149)	(112,269)	(67,019)	(15,253)	(82,272)
Total equity attributable to equity holders of the parent	**61,297**	**(153,634)**	**(92,337)**	**108,168**	**(159,523)**	**(51,355)**
Minority interest	**2,637**	**23**	**2,660**	**3,479**	**38**	**3,517**
Total equity	**63,934**	**(153,611)**	**(89,677)**	**111,647**	**(159,485)**	**(47,838)**
Liabilities						
Interest bearing loans and borrowings	269,846	144,485	414,331	290,424	150,384	440,808
Other non-current liabilities	883	—	883	955	—	955
Employee benefits	3,591	20,217	23,808	6,311	21,337	27,648
Deferred government grants	432	—	432	437	—	437
Provisions	15,276	(887)	14,389	5,357	(129)	5,228
Deferred tax liabilities	17,907	(3,875)	14,032	20,970	(4,397)	16,573
Total non-current liabilities	**307,935**	**159,940**	**467,875**	**324,454**	**167,195**	**491,649**
Interest-bearing loans and borrowings	24,805	—	24,805	44,307	—	44,307
Bank overdrafts	118,799	—	118,799	82,914	—	82,914
Provisions	127	—	127	2,211	—	2,211
Income tax payable	6,442	—	6,442	6,080	—	6,080
Trade and other payables	156,014	906	156,920	235,006	—	235,006
Total current liabilities	**306,187**	**906**	**307,093**	**370,518**	—	**370,518**
Total liabilities	**614,122**	**160,846**	**774,968**	**694,972**	**167,195**	**862,167**
Total equity and liabilities	**678,056**	**7,235**	**685,291**	**806,619**	**7,710**	**814,329**

Reconciliation of income statement

€ x 1,000	Previous GAAP 31 December 2004	Effect of Transition to IFRS	IFRS 31 December 2004
Revenue	1,031,650	(11,317)	1,020,333
Cost of sales	(755,114)	(3,332)	(758,446)
Gross profit	**276,536**	**(14,649)**	**261,887**
Other operating income	7,859	(593)	7,266
Selling and distribution expenses	(131,534)	16,583	(114,951)
Administrative expenses	(70,747)	(4,919)	(75,666)
Other operating expenses	(10,380)	2,189	(8,191)
Operating profit before non-operating result	**71,734**	**(1,390)**	**70,344**
Non operating result	1,114	-	(1,114)
Operating profit before financing costs	**70,620**	**(1,390)**	**69,230**
Financial income	3,573	—	3,573
Financial expenses	(27,159)	(6,127)	(33,286)
Net financing costs	(23,586)	(6,127)	(29,713)
Share of profit of associates	**4,960**	—	**4,960**
Profit before tax	**51,994**	**(7,517)**	**44,477**
Income tax expense	(10,853)	1,291	(9,562)
Profit after tax but before gain on discontinued operation	**41,141**	**(6,226)**	**34,915**
Gain on sale of discontinued operation	512	—	512
Profit for the period	**41,653**	**(6,226)**	**35,427**
Attributable to:			
Equity holders of the parent	40,905	(6,237)	34,668
Minority interest	748	11	759
Profit for the period	**41,653**	**(6,226)**	**35,427**